FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosures:

1. Notification of Major Interest in Shares dated March 15, 2002 announcing the sale of securities by a substantial shareholder.
2. Notification of Major Interest in Shares dated March 15, 2002 announcing the sale of securities by a substantial shareholder.
3. Press released dated March 19, 2002 announcing that the Company records profit in second half 2001 following Frova™ milestone payments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2002

Vernalis Group plc

By: ____________________

Richard J. Robinski
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 035225

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest EQUITABLE LIFE ASSURANCE SOCIETY
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER NAMED IN NO. 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them AS ABOVE

10

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
—	—	285,211	0.67%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10p SHARES	12 MARCH 2002	15 MARCH 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
748,741	1.75%

14. Any additional information	15. Name of contact and telephone number for queries
—	RICHARD ROBINSKI (0118)-977-3133

16. Name and signature of authorised company official responsible for making this notification

[signature]

RICHARD ROBINSKI
COMPANY SECRETARY

Date of notification 15th MARCH 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 814745

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest JUPITER ASSET MANAGEMENT LTD
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS NAMED IN NO. 2 ABOVE IN RESPECT OF A NON-BENEFICIAL INTEREST AS AN INVESTMENT MANAGER	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them AS NO. 2 ABOVE

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
—	—	320,000	0.75%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10p SHARES	12 MARCH 2002	14 MARCH 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
—	LESS THAN 3%

14. Any additional information	15. Name of contact and telephone number for queries
—	RICHARD ROBINSKI (0118)-977-3133

16. Name and signature of authorised company official responsible for making this notification

[signature]

RICHARD ROBINSKI
COMPANY SECRETARY

Date of notification 14th MARCH 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Vernalis

Press Release

19 March 2002

Vernalis records profit in second half 2001 following Frova™ milestone payments

Vernalis Group plc (LSE: VER), the biopharmaceutical company specialising in CNS disorders, obesity and diabetes, today announced a profit after tax of £1.1 million for the second half of 2001, including milestone income of £10.3 million on FDA approval of frovatriptan. Turnover for the year increased by 372% to £13.8 million, and full year losses declined by 53% to £9.9 million (2000: £21.2 million).

During the period the Company has entered into further collaborations with major pharmaceutical companies in its core areas of expertise, providing potential new multiple revenue streams from important and fast growing therapeutic areas. Funding and potential milestone income from the Company's commercial collaborations now exceeds $150 million in addition to the potential royalty revenues.

Highlights

Migraine (Frova™ / Migard®)

- FDA approval in Q4 2001 triggered $15m in milestone payments
- US launch expected Q2 2002
- Approval granted in all 15 European Union countries in Q1 2002
- Roll out of European launches anticipated from Q2 2002

Sexual Dysfunction

- CTX filed following positive outcome in Phase I studies
- Phase II patient studies expected to commence Q2 2002

Obesity

- First candidate drug moving into Phase I Q2 2002
- New agreement with Roche provides funding to identify additional candidate drugs, plus substantial potential milestones and royalties

Parkinson's Disease

- Selection of first candidate drug announced in Q1 2002

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

Diabetes

- Roche and Vernalis pool intellectual property in new strategic alliance
- Collaboration targets novel mechanisms of action
- Vernalis to receive research funding plus potential milestones and royalties
- New deal represents largest potential revenue stream to date

Corporate

- Company reports first ever half year profit in second half 2001
- Income from Frova™ approval and new deals with Roche strengthen cashflow
- Registration of Company with SEC in the US completed Q3 2001 in preparation for secondary listing on Nasdaq

Commenting on the year, Chief Executive, Robert Mansfield said:

"I am delighted to see the Company recording its first ever half year profit in the second half of 2001. Our new strategic alliance with Roche in diabetes is a landmark deal for Vernalis that has significantly improved the Company's financial prospects. We are also very pleased to report that preparations are well advanced for the launch of Frova™ in the US and Migard® in Europe. We believe that the distinctive profile of frovatriptan provides an attractive new alternative for migraine sufferers. The imminent launch of frovatriptan in these major markets signals the start of a very exciting stage for the Company.

"Our portfolio of candidate drugs targets disease areas with large patient populations and we believe that this and our CNS focus will produce significant interest from the US investment community as we pursue our plans for a Nasdaq listing."

Financial Review

The profit after tax of £1.1 million for the second half of 2001 was a major achievement for Vernalis and enabled the Company to report a reduction in the full year loss of 53% compared to 2000.

Turnover increased by 372% due principally to the receipt of £10.3 million ($15 million) in milestone income in the fourth quarter on FDA approval of frovatriptan. We maintained tight control over our operating costs, with administrative expenses and research and development costs both lower in the second half. Administrative expenditure excluding goodwill amortisation was 29% lower than in 2000, as we began to realise the full benefits of the rationalisation and integration programme.

The consolidated loss for the year after tax reduced by 53% to £9.9 million (2000: £21.2 million). The second half net profit of £1.1 million compares to a first half net loss of £11.0 million.

Profit and Loss Account

Turnover for the year of £13.8 million (2000: £2.9 million) included total income of £10.9 million in relation to frovatriptan milestone payments following FDA approval and sales of bulk drug for the manufacture of launch stocks. It also included payments of £2.8 million from Roche under the collaboration on our obesity programme.

Research and development expenditure amounted to £20.4 million (2000: £18.6 million). Expenditure in the second half was £9.9 million compared to £10.5 million in the first half.

Expenditure on development projects increased 4% to £9.8 million (2000: £9.4 million). New clinical studies started during the year included frovatriptan Phase IV post-approval studies and a Phase I drug interaction study with VML 670.

Our expenditure on discovery research increased 15% to £10.6 million (2000: £9.2 million) reflecting increased activity on a number of projects, particularly our Parkinson's disease programme and our new project in diabetes.

Administrative expenses excluding goodwill amortisation decreased 29% to £3.2 million (2000: £4.5 million), predominantly due to the closure of our Guildford premises during 2000. Expenditure in the second half reduced to £1.5 million compared to £1.7 million in the first half.

The tax credit on loss on ordinary activities of £1.3 million (2000: £1.7 million) represents amounts that we expect to receive from the Inland Revenue under legislation on research and development tax credits for small and medium size companies introduced by the Government during 2000.

Interest receivable amounted to £0.8 million (2000: £1.4 million), reflecting lower interest rates and average cash and short term investment balances during the year.

Interest payable increased to £0.6 million (2000: £0.04 million), reflecting interest on a $10 million loan which we drew down in two equal instalments in December 2000 and March 2001.

Balance Sheet

Intangible fixed assets increased to £22.4 million (2000: £7.0 million) reflecting the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan. Conditional on US launch of the product, the Company is committed to make four annual payments to GSK of $5 million, starting in 2002, with a fifth annual payment of $5 million contingent on the achievement of cumulative sales from launch of $300 million. Based on the Directors' expectation that these sales levels will be achieved, the full potential commitment of $25 million has been recorded as an intangible asset in the balance sheet at 31 December 2001 and will be amortised on a straight line basis from the date of launch until 2014, being the date of frovatriptan's patent expiry in the US.

Tangible fixed assets increased to £2.4 million (2000: £2.3 million). Capital expenditure during the year of £1.1 million (2000: £1.0 million) included £0.6 million on laboratory equipment, £0.4 million on computer equipment and software, and a further £0.1 million on building improvements, fixtures and fittings. During 2001 we undertook a major programme to upgrade our IT capabilities and infrastructure. This exercise is now largely complete and we expect capital expenditure to run at a much lower level in 2002.

Cash and short term investments of £18.0 million at 31 December 2001 fell by £2.8 million during the year (31 December 2000: £20.8 million). The cash outflow from operating activities was £8.4 million (2000: £22.7 million). This was offset by net interest received of £0.8 million (2000: £1.7 million), net proceeds from the exercise of employee share options of £0.4 million (2000: £0.2 million), and receipts of £3.5 million from the second draw down under the Elan loan facility. The average yield achieved on investments during the year was approximately 5.3%.

Creditors falling due within one year increased by £11.0 million to £16.3 million (2000: £5.3 million). This is primarily due to reclassification of the Elan loan of £7.4 million from amounts due after one year. The conditional payments to GSK described above have also been included in creditors at year-end.

Elan has an option, expiring during 2002, to pay Vernalis a reduced royalty on frovatriptan sales in return for agreeing to forgive the full amount of the loan including accrued interest. Our current expectation is that this option will be exercised. Subsequent to the balance sheet date the companies agreed to extend the repayment date for the loan, in the event that the option is not exercised, to May 2003.

Of the total conditional payments of $25 million to GSK described above, an amount of £3.4 million ($5 million) has been included in creditors falling due within one year in respect of the first annual payment, and a further £13.7 million ($20 million) has been included in creditors falling due after one year, relating to the four subsequent annual payments. Creditors due after one year increased by £10.5 million to £14.1 million (2000: £3.6 million), reflecting the accounting treatment of the payments to GSK, offset by the reclassification of the Elan loan.

Headcount

Headcount levels have remained stable during 2001. At the end of the year Vernalis employed 133 permanent staff (2000: 126) of which 103 (2000: 105) were employed in research and development.

Financial Outlook

The milestone income following FDA approval of frovatriptan and the funding from the new agreements with Roche signed in early 2002 have significantly improved the near-term financial outlook for the Company. In the medium-term our funding requirements will continue to be influenced by the performance of frovatriptan in the market place. Our current expectation is that the product will be launched in the US and the first European markets in the second quarter of 2002.

Looking forward, we also anticipate the potential to generate income from earlier stage programmes in our portfolio. In January 2002 the announcement of the selection of the first candidate drug from our Parkinson's disease programme attracted attention from multi-national and regional pharmaceutical companies interested in forming a collaboration with us.

Furthermore, we expect the two new deals with Roche in obesity and diabetes to have a very positive impact on the Company's financial prospects. In addition to committed research funding over the next two years, we have the potential to receive substantial milestone payments from these programmes when candidate drugs progress through development, as well as very competitive royalties on future sales. Funding and potential milestone income from the Company's commercial collaborations now exceeds $150 million in addition to the potential royalty revenues.

In addition, we continue to make the business more efficient by eliminating non-essential expenditure, and we have also taken steps to focus our research and development resources on the key programmes. Taken together these measures have enabled us to achieve ongoing cost reductions.

Portfolio Review

Migraine (Frova™ / Migard®)

We have made very significant progress in the last year and regulatory approval has now been achieved in the US and throughout the European Union (EU). In November 2001 FDA granted approval to market Frova™ in the US for the acute treatment of migraine. In January 2002 we received notification of regulatory approval for Migard® in 14 EU countries, having already received approval in France, which acted as the reference member state for the EU mutual recognition process.

Our licensees for frovatriptan, Elan for North America and Menarini for Europe, are now well advanced with preparations for launch in their respective territories. Elan has announced its intention to appoint a co-promotion partner and to launch the drug early in the second quarter. We anticipate that Menarini will commence the roll out into the initial European markets during second quarter 2002.

We expect our marketing partners to focus on the potential advantages from frovatriptan's prolonged presence in the bloodstream compared to other drugs in its class, particularly for patients with long duration migraines. The Vernalis clinical team is now conducting a number of new studies designed to further exploit this distinctive feature of the drug and to expand its clinical profile.

The first of the new studies, which is now complete, was designed to investigate the use of frovatriptan early in a migraine attack when patients' symptoms were still only mild. Preliminary results indicate that in the majority of cases, the symptoms had either completely resolved or had not progressed beyond the mild stage two hours after taking the drug. Importantly, the incidence of headache recurrence in a 24 hour period following dosing was very low, which is consistent with the experience of patients who have taken frovatriptan in earlier trials. We expect results from this study to be published later this year.

Patient recruitment has now been completed in a 400 patient, multi-centre study in the US which will investigate the prevention of migraine attacks in women with menstrually associated migraine. It is estimated that 30% or more of female migraine sufferers often experience attacks during their menstrual period. This study is designed to show that frovatriptan is an effective preventative treatment for this form of migraine. We expect to have preliminary results from this study by the end of this year.

Sexual Dysfunction – VML 670

Approximately 60% of the estimated 150 million people receiving medication for depression are treated with selective serotonin re-uptake inhibitors (SSRIs), and it is estimated that around 30-40% of these patients, both male and female, experience some form of sexual dysfunction as a side effect of the treatment.

VML 670 is a potent and selective 5-HT_{1A} receptor agonist that we are developing as a treatment for sexual dysfunction experienced by patients taking SSRIs. We believe that VML 670 has the potential to restore normal sexual function in these patients, based on our understanding of the role of 5-HT_{1A} receptors in modulating sexual activity.

We have now successfully completed a series of Phase I safety studies in human volunteers. Phase II patient trials are scheduled to commence in the second quarter of 2002.

Obesity – VR 1065

Obesity is now recognised as a global epidemic and the incidence is increasing markedly both in developed and developing countries. It has been shown to substantially increase the risk of developing type 2 diabetes, coronary heart disease, hypertension, osteoarthritis and cancer. It is estimated that more than 250 million people worldwide are clinically obese. In the US, obesity affects around 35% of the population and more than 50% are overweight. The UK has one of the highest rates of obesity in Europe at around 18% of the population.

The important role played by the 5-HT_{2C} receptor in controlling eating and satiety was a ground breaking discovery by Vernalis scientists in 1997. In many obese people, this control mechanism does not appear to work effectively and leads to excess food consumption, which the body stores as fat. Compounds that activate this receptor can help to promote the feeling of satiety and control the urge to eat to excess. Our programme is focused on developing novel and highly selective 5-HT_{2C} receptor agonists as drugs to improve weight loss.

We made excellent progress during 2001 in our existing collaboration with Roche and received a third milestone payment in June following selection of VR 1065 as the first candidate drug. Roche has subsequently conducted a pre-clinical development programme with VR 1065 and anticipates commencing clinical trials in human volunteers early in the second quarter of 2002.

Based on the considerable success of this programme, we announced a second collaboration with Roche in obesity in February 2002 with the objective of taking further candidate drugs into clinical development. This new agreement provides additional research funding and increased milestones and royalties to reflect the potential market value of successful products in the field of obesity. Under both arrangements, Roche will fully fund the development of candidate drugs arising from this new collaboration.

Parkinson's disease - VER-11135

We made tremendous advances on this project last year and in January 2002 were able to announce the selection of VER-11135 our first candidate drug. This compound has now entered pre-clinical development with the objective of commencing Phase I clinical studies in the first half of 2003.

Most conventional therapies for Parkinson's disease are based on dopamine replacement. Although generally effective in the short term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time. In addition, current therapies that target dopamine do not slow down or stop progression of Parkinson's disease.

The neurotransmitter adenosine plays an important role in motor co-ordination and movement control. The adenosine A_{2A} receptor is found in high density in the part of the brain responsible for motor function, where it appears to direct the activity of other neurotransmitter mechanisms that are dysfunctional in Parkinson's disease. We believe this may provide a novel approach to treat the symptoms of Parkinson's disease and to slow or stop its progression. This hypothesis is supported by data that Vernalis and other companies have generated on this class of compound. We have identified novel chemical classes of A_{2A} receptor antagonists including compounds that have been shown to be effective in models of Parkinson's disease.

There is increasing evidence that A_{2A} antagonists may also offer benefits to patients with other CNS disorders including depression and Alzheimer's disease.

Diabetes – Novel Targets

Type 2 diabetes comprises a group of diseases characterised by high uncontrolled levels of blood sugar. Diabetes is associated with serious medical conditions including coronary heart disease, kidney failure, stroke, high blood pressure, blindness, nervous system disorders and disruption of blood supply to limbs, ultimately leading to amputation.

In the US alone it is estimated that type 2 diabetes affects approximately 14 million individuals and this is projected to increase by 40% by 2020. Diabetes can lead to multiple organ damage and it is estimated that 65% of diabetics die as a result of heart attack or stroke. There is mounting evidence that type 2 diabetes, which is often described as "adult-onset" diabetes, is now beginning to appear in adolescent and teenage children, probably as a result of the increasing prevalence of obesity in the young.

Our new strategic alliance with Roche is an important new deal for Vernalis with significant commercial potential. The agreement pools intellectual property and resources to discover, develop and commercialise new candidate drugs for the treatment of diabetes that target novel mechanisms of action for control of blood sugar levels.

In addition to the research funding over the next two years, we have the prospect of substantial milestone payments as well as very competitive royalties on future worldwide sales. Overall this represents potentially our largest commercial deal to date.

-ends-

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive milestone or royalty payments when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis Group plc

Robert Mansfield	Chief Executive Officer	0118 977 3133
Peter Worrall	Finance Director	0118 977 3133

HCC DeFacto Group plc

David Dible / Mark Swallow		020 7496 3300

For a copy of this press release or to learn more about Vernalis, please visit our website at www.vernalis.com.

Consolidated profit and loss account for the year ended 31 December 2001

	Note	2001 £'000	2000 £'000
Turnover		13,828	2,928
Research and development expenses		(20,431)	(18,617)
Administrative expenses			
-Goodwill amortisation		(1,791)	(1,995)
-Other		(3,178)	(4,469)
-Total		(4,969)	(6,464)
Other operating income/ (expenses)		164	(20)
Group operating loss		(11,408)	(22,173)
Share of operating loss in associate		-	(256)
Total operating loss		(11,408)	(22,429)
Profit on disposal of associate		-	737
Costs of restructuring		-	(2,609)
Loss before interest and taxation		(11,408)	(24,301)
Interest receivable and similar income		833	1,401
Interest payable and similar charges		(607)	(39)
Loss on ordinary activities before taxation		(11,182)	(22,939)
Tax on loss on ordinary activities	4	1,291	1,719
Loss for the financial year		(9,891)	(21,220)
Basic loss and diluted loss per ordinary share	3	(23)p	(53)p

There is no difference between the loss on ordinary activities before taxation and after taxation stated above, and their historical cost equivalents.

All results arise from continuing activities, except for the share of operating loss in associate in the year ended 31 December 2000.

The Company has no recognised gains and losses other than the losses above and therefore no separate statement of recognised gains and losses has been presented.

Consolidated balance sheet as at 31 December 2001

	Note	2001 £'000	2000 £'000
Fixed assets			
Intangible fixed assets	5	22,400	7,014
Tangible fixed assets		2,435	2,332
Investments		82	222
		24,917	9,568
Current assets			
Debtors	6	3,120	3,558
Investments	7	17,921	20,800
Cash at bank and in hand		50	7
		21,091	24,365
Creditors: amounts falling due within one year	8	(16,256)	(5,275)
Net current assets		4,835	19,090
Total assets less current liabilities		29,752	28,658
Creditors: amounts falling due after one year	9	(14,135)	(3,569)
Net assets		15,617	25,089
Capital and reserves			
Called up share capital		4,285	4,252
Share premium account		86,875	86,572
Other reserves		20,716	20,633
Profit and loss account (deficit)		(96,259)	(86,368)
Equity shareholders' funds	10	15,617	25,089

Consolidated cash flow statement for the year ended 31 December 2001

	Note	2001 £'000	2000 £'000
Net cash outflow from operating activities	11	(8,395)	(22,658)
Returns on investments and servicing of finance			
Interest received		946	1,703
Interest paid		-	(11)
Interest element on finance lease rental payments		(115)	(28)
Net cash inflow from returns on investments and servicing of finance		831	1,664
Taxation		1,573	-
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,061)	(999)
Sale of tangible fixed assets		9	38
Net cash outflow from capital expenditure and financial investment		(1,052)	(961)
Acquisitions and disposals			
Cash at bank and in hand acquired with subsidiary		-	84
Sale of investment in associate		-	2,500
Investment in associate		-	(1,000)
Net cash inflow from acquisitions and disposals		-	1,584
Net cash outflow before management of liquid resources and financing		(7,043)	(20,371)
Management of liquid resources		2,879	11,298
Net cash outflow before financing		(4,164)	(9,073)
Financing			
Net proceeds of shares issued and options exercised		419	5,192
Repayment of principal under finance leases		(277)	(341)
New finance leases		548	282
New loans		3,517	3,405
Net cash inflow from financing		4,207	8,538
Increase/(Decrease) in cash		43	(535)

1 **Basis of preparation**

The financial information for the year ended 31 December 2001 has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This preliminary announcement was approved by the Board on 18th March 2002. The statutory accounts for the year ended 31 December 2001 have not yet been filed with the Registrar of Companies, nor reported on by the Company's auditors. They will be circulated to shareholders in April 2002 and the Annual General Meeting is scheduled to take place on 24 May 2002.

The comparative results for the year ended 31 December 2000 and the balance sheet at that date have been extracted from the statutory accounts for the year ended 31 December 2000 which have been filed with the Registrar of Companies and on which the auditors made an unqualified report under Section 235 of the Companies Act 1985.

The financial information in this announcement has been prepared on the basis of the accounting policies as set out in the most recently published set of annual financial statements. There have been no changes to the Group's accounting policies in 2001.

FRS 18 (Accounting policies) has been adopted in the current year, but this has not resulted in any changes being made to the Group's accounting policies and estimates.

2 **Dividend**

The Directors do not recommend payment of a dividend (2000: £nil).

3 **Basic loss and diluted loss per ordinary share**

The basic loss per share has been calculated by dividing the loss for the year by the weighted average number of shares of 42.560 million in issue during the year ended 31 December 2001 (2000: 40.169 million) excluding those held in an employee share trust which are treated as cancelled.

The Group had no dilutive potential ordinary shares in either year which would serve to increase the loss per ordinary share. There is therefore no difference between the loss per ordinary share and the diluted loss per ordinary share.

4 **Tax on loss on ordinary activities**

From April 2000 the Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial statements for the year ended 31 December 2001 of £1.291 million (2000: £1.719 million) represents the credit receivable by the Group. The level of tax credit is lower in this period due to the impact on the results of the income generated from the approval of frovatriptan. These amounts have not yet been agreed with the Inland Revenue.

5 Intangible assets

	Goodwill	Other intangibles	Total
	£'000	£'000	£'000
Cost			
At 1 January 2001	8,954	-	8,954
Additions (see below)	-	17,177	17,177
At 31 December 2001	**8,954**	**17,177**	**26,131**
Aggregate amortisation			
At 1 January 2001	1,940	-	1,940
Charge for year	1,791	-	1,791
At 31 December 2001	**3,731**	-	**3,731**
Net book amount at 31 December 2001	**5,223**	**17,177**	**22,400**
Net book amount at 31 December 2000	7,014	-	7,014

The goodwill is being amortised on a straight line basis over five years, being the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Other intangibles represents the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan (note 9). These will be amortised from the date of launch of frovatriptan to the end of the patent life in 2014 which is considered by the directors to be the useful life of the asset.

6 Debtors

	2001	2000
	£'000	£'000
Amounts falling due within one year		
Trade debtors	925	460
Corporation tax receivable	1,437	1,719
Other debtors	336	823
Prepayments and accrued income	422	556
	3,120	3,558

7 Current asset investments

	2001 £'000	2000 £'000
Term deposits	6,174	7,151
Negotiable bank and building society certificates of deposit	11,747	13,649
	17,921	20,800

These investments have been valued at the lower of cost and market value at the balance sheet date. They are all capable of realisation within three months.

8 Creditors: amounts falling due within one year

	2001 £'000	2000 £'000
Loan	7,363	-
Trade creditors	1,415	1,359
Obligations under finance leases	259	171
Tax and social security costs	272	246
Other creditors	3,435	-
Accruals and deferred income	3,512	3,499
	16,256	5,275

The loan relates to a total loan facility of $10 million from Elan Corporation, the Company's North American licensee for frovatriptan, together with accrued interest thereon. 50% of this loan facility was drawn down in December 2000, with the remaining 50% drawn down in March 2001. Elan may, within a certain time period after regulatory approval of frovatriptan in the United States, waive the Group's obligation to repay the loan and accrued interest in return for a reduction in the royalty due by Elan to the Group on North American sales of frovatriptan. At the balance sheet date, the loan and interest was otherwise repayable in November 2002, consequently for 2001, this has been reclassified into Creditors: amounts falling due within one year.

Subsequent to 31 December 2001, the companies agreed to extend the repayment date for the loan, in the event that the option is not exercised, from November 2002 to May 2003.

9 Creditors: amounts falling due after one year

	2001 £'000	2000 £'000
Loan (note 8)	-	3,359
Obligations under finance leases	393	210
Other creditors	13,742	-
	14,135	3,569

Amounts included within other creditors relate to payments conditionally due to GlaxoSmithKline (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan (note 5). Conditional on US launch of the product the Company is committed to make four annual payments to GSK of $5 million the first commencing 90 days after the launch in the United States and the following three on each anniversary of the first payment. A fifth payment of $5 million dollars is due in 2006 if cumulative global sales of frovatriptan exceed $300 million on that date, or 90 days after cumulative global sales exceed $300 million. The full liability for $25 million (£17,177,000) has been recognised as the directors believe it is probable that cumulative global sales will exceed $300 million.

10 Reconciliation of movements in shareholders funds

	2001 £'000	2000 £'000
Loss for the year	(9,891)	(21,220)
Issue of shares	-	4,960
Net proceeds from exercise of share options	336	105
Premium on shares issued by subsidiary	83	127
Net change in shareholders' funds	(9,472)	(16,028)
Opening shareholders' funds	25,089	41,117
Closing shareholders' funds	15,617	25,089

11 Net cash flow from operating activities

	2001 £'000	2000 £'000
Operating loss	(11,408)	(22,173)
Depreciation	958	1,296
(Profit)/loss on sale of tangible fixed assets	(9)	6
Write-down of investment in own shares	140	270
Amortisation of goodwill	1,791	1,995
Decrease in debtors (excluding accrued interest income)	41	555
Increase / (decrease) in creditors (excluding non-operating liabilities)	565	(3,251)
Exchange adjustments	(3)	(46)
Payments made in respect of restructuring costs	(470)	(1,310)
	(8,395)	(22,658)

12 Reconciliation of net cash flow to movement in net funds

	2001 £'000	2000 £'000
Movement in cash in the period	43	(535)
Decrease in capital element of finance lease	277	341
New finance leases	(548)	(282)
New loans	(3,517)	(3,405)
Net disinvestment in liquid resources	(2,879)	(11,298)
Changes in net funds resulting from cash flows	(6,624)	(15,179)
Other non cash items:		
- accrued interest on loan	(490)	-
- exchange adjustments	3	46
Movement in net funds in the period	(7,111)	(15,133)
Net funds at 1 January	17,067	32,200
Net funds at 31 December	9,956	17,067

13 Analysis of net funds

	At 1 January 2001 £'000	Cashflow £'000	Non cash movements £'000	Exchange adjustments £'000	At 31 December 2001 £'000
Cash at bank and in hand	7	43	-	-	50
Other current asset investments / liquid resources	20,800	(2,879)	-	-	17,921
Short term investments and Cash	20,807	(2,836)	-	-	17,971
Finance leases	(381)	(271)	-	-	(652)
Debt due within one year	-	(3,517)	(3,849)	3	(7,363)
Debt due after one year	(3,359)	-	3,359	-	-
Net funds	17,067	(6,624)	(490)	3	9,956

14 Contingent asset

The Group has stocks of frovatriptan with original cost of approximately £0.7 million (2000 : £1.2 million) which have previously been expensed. Once the compound is launched in its major markets, these stocks, which have a significant remaining shelf life, will be capable of realisation at a value in excess of cost. No amounts have been recognised in these financial statements in respect of these stocks.